FORM 3

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

File pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.   Name and Address of Reporting Person*

           Petty               Brian                 P.
          (Last)              (First)             (Middle)

          c/o Fentura Financial, Inc.  175 North Leroy Street
                              (Street)

          Fenton                MI                48430
          (City)              (State)             (Zip)

2.   Date of Event Requiring Statement (Month/Day/Year)
        09/26/02

3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


4.   Issuer Name and Ticker or Trading Symbol
        Fentura Financial, Inc.-FETM

5.   Relationship of Reporting Person(s) to Issuer (Check all applicable)

     _X__ Director                      ___ 10% Owner
     ____ Officer (give title below)    ___ Other (specify below)


6.   If Amendment, Date of Original (Month/Day/Year)


7.   Individual or Joint/Group Filing (Check applicable line)

     _X_  Form filed by One Reporting Person
     ___  Form filed by More than One Reporting Person


Table I - Non-Derivative Securities Beneficially Owned


1.   Title of Security (Instr. 4)
        Common Stock

2.   Amount of Securities Beneficially Owned (Instr. 4)
        8,770

3.   Ownership Form: Direct (D) or Indirect (I)  (Instr. 5)
        (D)

4.   Nature of Indirect Beneficial Ownership (Instr. 5)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the  form is  filed  by more  than one  reporting  person,  see  Instruction
5(b)(v).

                                                                          (Over)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1.   Title of Derivative Security (Instr. 4)


2.   Date Exercisable and Expiration Date (Month/Day/Year)

     Date Exercisable:
     Expiration Date:

3.   Title and Amount of Securities Underlying Derivative Security (Instr. 4)

     Title
     Amount or Number of Shares

4.   Conversion or Exercise Price of Derivative Security


5.   Ownership Form or Dervivative Security: Direct (D) or Indirect (I)
     (Instr. 5)


6.   Nature of Indirect Beneficial Ownership (Instr. 5)



Explanation of Responses:




                                       /s/ Donald L. Johnson            10/29/02
                                     **Signature of Reporting Person       Date
                                     Donald L. Johnson for Brian P. Petty
                                     by Power of Attorney


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

                                POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Donald L. Grill, Ronald L. Justice, Robert E. Sewick, Holly J. Pingatore, John Emmendorfer, Dennis Leyder and Donald L. Johnson, or any of them, the undersigned's true and lawful attorney-in-fact to:

               (1) Execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of Fentura Financial, Inc. (the "Company"), Forms 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder:

               (2) Do and perform any and all acts for and on behalf of the undersigned which may be necessary to complete and execute any such Form 4 or 5 and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

               (3) Take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

     The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with
Section 16 of the Securities Exchange Act of 1934.

     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 4 and 5 with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 25th day of September, 2002.

                                                       /s/ Brian P. Petty
                                                 -------------------------------
                                                         Brian P. Petty

                              CONFIRMING STATEMENT

     This Statement confirms that the undersigned has authorized and designated Donald L. Grill, Ronald L. Justice, Robert E. Sewick, Holly J. Pingatore, John Emmendorfer, Dennis Leyder and Donald L. Johnson, or any of them, to execute and file on the undersigned's behalf all Forms 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the United States Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Fentura Financial, Inc. The authority of Donald
L. Grill, Ronald L. Justice, Robert E. Sewick, Holly J. Pingatore, John Emmendorfer, Dennis Leyder and Donald L. Johnson under this Statement shall continue until the undersigned is no longer required to file Forms 4 and 5 with regard to the undersigned's ownership of or transactions in securities of Fentura Financial, Inc. unless earlier revoked in writing. The undersigned acknowledges Donald L. Grill, Ronald L. Justice, Robert E. Sewick, Holly J.
Pingatore, John Emmendorfer, Dennis Leyder and Donald L. Johnson are not assuming, nor is Fentura Financial, Inc. assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Dated:  September 25, 2002                             /s/ Brian P. Petty
                                                 -------------------------------
                                                         Brian P. Petty